Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3-2008

Third Quarter ended September 30, 2008

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited interim consolidated financial statements for the third quarter ended September 30, 2008 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the three and nine months ended September 30, 2008 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2007 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2007, except for the accounting policy changes effective on January 1, 2008, as disclosed in note 2 to the unaudited consolidated interim financial statements for the nine months ended September 30, 2008.  The unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), or any one of them as the context requires.

Forward-Looking Statements and Information

This Management’s Discussion and Analysis contains certain forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such statements and information are based on current assumptions and expectations of our management and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed herein.  These forward-looking statements and information, and certain assumptions, risk factors and uncertainties related to them, are further discussed below under the heading “Forward Looking Statements, Forward Looking Information and Risk Factors That May Affect Future Results” as well as in the Company’s latest Annual Report on Form 20-F, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The Company undertakes no obligation, other than as required by law, to revise any forward-looking statements or information in light of future events.

OVERVIEW

FORBES MEDI-TECH INC.   Forbes is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products.

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting one or more chronic diseases. The nutraceuticals category also includes dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our strategy and vision is to develop and market a portfolio of nutraceutical products, whether as food and dietary supplement ingredients or as finished products, for the benefit of all those who are interested in helping to maintain their health and prevent future disease by making healthier lifestyle choices.

Our lead product, Reducol™, is a unique blend of phytosterols and phytostanols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees.  Reducol™ represents years of research and development invested by us in the development of a combination of plant sterols and stanols designed to reduce cholesterol when added to certain foods.

In Europe, Reducol™ can now be found in yoghurt, yoghurt drinks, cheese, margarine, milk and rye bread. Worldwide, Reducol™ can also be found in such items as milk and dietary supplements.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we have received clearance under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In addition, the U.S. Food and Drug Administration (“FDA”) has issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

As part of our manufacture, distribution and sale of Reducol™ and other phytosterol products, we work with our customers developing Reducol™ product formulations to assist them with potential launches of cholesterol-lowering products.  We are currently developing higher value products in various categories resulting in a transition period with certain accounts where we believe that year end sales will be below the level previously forecasted.  We believe this shortfall will be substantially recovered in 2009.

We are also continuing to target key merger and/or acquisition opportunities in order to build a strong nutraceutical business base.

2008 SIGNIFICANT EVENTS AND OUTLOOK

In February 2008, we re-organized pursuant to our Plan of Arrangement (see “Plan of Arrangement” below).

In April 2008, we announced the extension of our supply and licensing contract with Pharmavite LLC until mid 2009 for the continued sale of Reducol™.

In May 2008 we announced the completion of our Non-Dilutive Financing transaction and our corporate restructuring (see “Non-Dilutive Financing” and “Corporate Restructuring” below).

In May 2008 we also announced changes in our Board of Directors (see “Board of Directors” below).

In June 2008, we announced that we had regained compliance with Nasdaq’s minimum bid price listing requirement (see “Nasdaq Listing” below).

In August 2008, we announced the sale of our former pharmaceutical business unit and assets based in San Diego, California to Transition Therapeutics Inc. (see “Corporate Restructuring” below).

In September 2008, we announced that we had received a Nasdaq Staff Deficiency Letter dated September 19, 2008 indicating that the bid price for our common stock had closed below the minimum of U.S. $1.00 per share for the previous 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). (see “Nasdaq Listing” below).

In October 2008, we announced that we had been granted an extension to meet compliance with Nasdaq’s minimum bid price listing requirements (see “Nasdaq Listing” below).

Plan of Arrangement

On February 14, 2008 at a Special General Meeting, the securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of our corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). The Arrangement was approved by the Supreme Court of British Columbia on February 15, 2008.  The Arrangement was designed to allow us to accommodate and capitalize on certain financing opportunities that may arise in the future, (see “Non-Dilutive Financing” below), and to achieve Nasdaq’s Minimum Bid Price Requirement (see “Nasdaq Listing” below).

On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; and holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. The exercise price for each common share of New Forbes became eight times the exercise price for one existing common share of Old Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". Subsequent to the Arrangement, Old Forbes changed its name from "Forbes Medi-Tech Operations Inc." to "3887685 Canada Inc." The shares of New Forbes began to trade on the TSX and NASDAQ in substitution for the shares of Old Forbes on Monday, March 3, 2008.

The Arrangement affected all shareholders, optionholders and warrantholders uniformly and did not affect any securityholders' existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of 0813361 B.C. Ltd. that could be acquired upon the exercise of an option or a warrant. After giving effect to the reorganization, there were approximately 4,801,491 issued and outstanding common shares of Forbes Medi-Tech Inc., warrants to purchase 259,083 common shares of Forbes Medi-Tech Inc. at a price of US $16.48 per share and options to purchase a total of 354,496 common shares of Forbes Medi-Tech Inc. at prices between $4.24 and $8.00 per share.

Reduction of Stated Capital and Accumulated Deficit

As a condition of implementing the Arrangement, Old Forbes reduced its stated capital and accumulated deficit by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated capital (as amended). After the reduction of the stated capital, Old Forbes’ stated capital was $2,566,525.

Nasdaq Listing

On January 22, 2008 we received a Nasdaq Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The Nasdaq Capital Market.  Following a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination and a subsequent extension request, we were afforded until June 30, 2008 to regain compliance with Nasdaq’s Minimum Bid Price Requirement.  We regained compliance on June 17, 2008.

On September 19, 2008, we announced that we had received a Nasdaq Staff Deficiency Letter dated September 19, 2008 indicating that the bid price for its common stock has closed below the minimum of U.S. $1.00 per share for the previous 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). Nasdaq provided us with 180 calendar days, or until March 18, 2009, to regain compliance with this rule.

In October 2008, we announced that we had received a letter from The Nasdaq Stock Market stating that with an effective date of October 16, 2008, Nasdaq has decided to temporarily suspend enforcement of the minimum bid price and minimum market value of publicly held shares rules, given the extraordinary current market conditions. As a result, we will now have until June 22, 2009 to regain compliance with the minimum bid price requirement.

We can regain compliance by achieving a US$1 or greater closing bid price for a minimum of 10 consecutive trading days before June 22, 2009.

If compliance with this Rule cannot be demonstrated by June 22, 2009, Nasdaq Staff will determine whether the Company meets The Nasdaq Capital Market initial listing criteria as set forth in Marketplace Rule 4320(e), except for the bid price requirement. If we meet the initial listing criteria, the Nasdaq Staff will notify us that we have been granted an additional 180 calendar day compliance period. If we are not eligible for an additional compliance period, Nasdaq Staff will provide written notification that our securities will be delisted. At that time, we may appeal the determination to delist our securities to a Listing Qualifications Panel.

Non-Dilutive Financing

On March 20, 2008, we announced that as part of our continuing reorganization plan, we entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes (Forbes Medi-Tech Operations Inc., or “FMTO"). As announced on May 12, 2008, the transaction was completed when the Investor made an investment of $2,960 thousand in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, have been transferred to Forbes. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction.   For further information regarding the debenture, see note 5 to our unaudited interim financial statements for third quarter ended September 30, 2008.  Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Additionally, subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800 thousand (the “Additional Funding”) from these other opportunities within one year of the closing of the transaction.

The transaction has not resulted in any change to our share ownership, our listing on NASDAQ or TSX, the composition of our Board of Directors, management or in any of our relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers.  With effect on the closing date, Forbes acquired from FMTO, all rights to our intellectual property and will continue to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol ™.

Corporate Restructuring

Historically, the Company has been involved in pharmaceutical research and development, with our most recent focus on the development of the FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease. On May 15, 2008, we announced a plan to focus exclusively on our revenue-generating nutraceutical business, to cease all in-house drug development activities and to reduce our total workforce in effect prior to the restructuring by approximately one-third, affecting employees in the U.S. and Canada. We retained core team members and are continuing to target key merger and/or acquisition opportunities in order to build a strong nutraceutical business base.

In August of 2008, we sold our former pharmaceutical business unit and assets based in San Diego, California.  Terms of the sale included an upfront payment of US $1 million in cash paid at closing to us along with potential future payments of up to US $6 million, in cash or shares of Transition Therapeutics Inc., based upon Transition reaching certain developmental and regulatory milestones as outlined in the sale agreement.

We originally acquired these pharmaceutical assets in October 2006 as part of our acquisition of TheraPei Pharmaceuticals Inc. Of the amounts received from the sale transaction, we will pay 20 percent to the former TheraPei shareholders, in cash and common shares of Forbes.

Board of Directors

At our Annual General Meeting held May 22, 2008, our board of directors was reduced from six to four, with three directors retiring, and a new director, Greg Anderson, elected.  Joe Dunne was appointed Chairman.  Our board now consists of Joe Dunne, Nitin Kaushal, Greg Anderson and Charles Butt.  All directors, other than Mr. Butt, are independent.

REVENUE OUTLOOK

We have previously provided revenue guidance based on contracted and forecasted tonnage for Reducol and other value added products for sale in the functional foods and dietary supplement market. As stated above, we are currently working with certain accounts to create higher value products, which has resulted in a transition period where we anticipate that sales of existing products for these accounts will be below the level previously forecasted for this year.   In addition, forecasted sales of excess inventories have been below expectations, and we are uncertain whether this trend will continue through to the end of the year. Given this uncertainty whether our forecasted tonnage will be ordered and shipped as previously anticipated, we are withdrawing our revenue guidance for 2008.

BASIS OF PRESENTATION

Our consolidated interim financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, 3887685 Canada Inc. (formerly Forbes Medi-Tech Operations Inc. (“FMTO")), Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interest in Forbes-Fayrefield.  We account for our interest in Forbes-Fayrefield using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

In May 2008, we announced our decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations. Our Management Discussion and Analysis will focus on the continuing operations, assets and liabilities of Forbes Medi-Tech Inc. and we will present separately the expenses associated with our pharmaceutical research and development programs, under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to pharmaceutical research and development programs, assets and liabilities at the time of discontinuance have been presented as discontinued operations in the consolidated financial statements ended September 30, 2008 and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.

Our consolidated interim financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in FMTO. Our consolidated interim financial statements reflect the pre-reorganization historical results of FMTO with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable, which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

Summary:
(‘000’s Cdn$ except per share values and	3 month period	3 month period	9 month period	9 month period
number of shares)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Revenues	$1,966	$2,396	$6,781	$6,740
Expenses	(3,382)	(5,258)	(11,630)	(14,523)
Loss from continuing operations	$(1,416)	$(2,862)	$(4,849)	$(7,783)

Provision for (recovery of) income taxes	14	(64)	25	(282)
Net loss from continuing operations	$(1,430)	$(2,798)	$(4,874)	$(7,501)

Income / (loss) from discontinued
operations	17	(346)	(1,225)	(1,372)
Gain on disposal of discontinued
operations	768	―	768	―
Net loss for the period	$(645)	$(3,144)	$(5,331)	$(8,873)

Weighted average number of shares
('000’s)	4,886	4,802	4,830	4,801

Loss per share from continuing operations
- Basic and diluted	$(0.29)	$(0.58)	$(1.01)	$(1.56)
Income / (loss) per share from
discontinued operations
- Basic and diluted	0.00	(0.07)	(0.25)	(0.29)
Gain per share from disposal of
discontinued operations
- Basic and diluted	0.16	―	0.16	―
Net loss per share
- Basic and diluted	$(0.13)	$(0.65)	$(1.10)	$(1.85)

Net loss for the nine month period ended September 30, 2008 totaled $5.33 million.  As we continue to further widen the distribution of our nutraceutical products, we expect to continue to report future operating losses.

Results of continuing operations

The following table summarizes our results of continuing operations for the periods ended September 30, 2008 and September 30, 2007.

Summary:	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$ except per share values)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Revenues	$1,966	$2,396	$6,781	$6,740
Expenses	(3,382)	(5,258)	(11,630)	(14,523)
Income taxes recovery (expense)	(14)	64	(25)	282
Loss from continuing operations	$(1,430)	$(2,798)	$(4,874)	$(7,501)

Loss per share from continuing
operations
- Basic and diluted	$(0.29)	$(0.58)	$(1.01)	$(1.56)

Revenues

Revenues from continuing operations for the quarter ended September 30, 2008 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Revenues (summary)	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Sales-phytosterol products	$1,800	$2,064	$6,032	$5,402
Sales-finished goods	123	236	612	884
Licensing	4	―	4	57
Phytosterol revenues	1,927	2,300	6,648	6,343
Interest and other	39	$96	$133	$397

Total revenues	$1,966	$2,396	$6,781	$6,740

Total revenues, includes Phytosterol revenues and interest and other income, see the following for a discussion on Phytosterol revenues. Interest and other income for the three and nine months periods ended September 30, 2008 has decreased over similar periods in 2007, due primarily to a decrease in interest earned on a lower level of cash balances.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded sterol esters), sales of finished products containing Reducol™.  Phytosterol revenues for the three months ended September 30, 2008 totaled $1.80 million ($2.06 million - three months September 30, 2007) and $6.03 million for the nine months ended September 30, 2008 ($5.40 million – nine months September 30, 2007).  For the three months ending September 30, 2008, we have recognized an increase in revenue attributable to new customers, however this has been offset by a decrease in the volume of sales to our existing customers.  The increase for the nine months ended September 30, 2008 was due to an increase in sales of Reducol™ by Forbes to our existing customers plus an increase in sales to our new customers.

Expenses

Total expenses for continuing operations, for the three and nine months ended September 30, 2008 and 2007 are presented below:

Expenses (summary)	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Cost of sales	$1,695	$2,826	$5,439	$6,439
General & administrative	1,132	1,116	4,082	3,756
Marketing, sales & product development	276	352	1,218	1,244
Nutraceutical research, development and support	237	419	1,054	1,472
Foreign exchange loss / (gain)	28	$495	$(226)	$1,462
Depreciation & amortization	14	50	63	150
Total expenses	$3,382	$5,258	$11,630	$14,523

Cost of Sales  for the three months ended September 30, 2008 totaled $1.70 million on phytosterol revenues of $1.93 million, or 88% of phytosterol revenues, versus $2.83 million on phytosterol revenues of $2.30 million for the three months ended September 30, 2007, or 123% of phytosterol revenues.  In the three months ended September 30, 2008, we recognized $0.14 million (September 30, 2007 - $0.49 million) of inventory reserves on excess inventories and recognized $0.04 million (September 30, 2007 - $0.44 million) relating to allowances for losses on future year purchase commitments, which is included in cost of sales.  Prior to the impact of the valuation allowance in the three months ended September 30, 2008 and the three months ended September 30, 2007, cost of sales as a percentage of phytosterol revenues was 79% compared to 83% respectively.

Cost of sales for the nine months ended September 30, 2008 totaled $5.44 million on phytosterol revenues of $6.65 million, or 82% of phytosterol revenues, versus $6.44 million on phytosterol revenues of $6.34 million for the nine months ended September 30, 2007, or 102% of phytosterol revenues.  In the nine months ended September 30, 2008 we recognized $0.17 million (September 30, 2007 - $0.96 million) of inventory reserves on excess inventories and reversed $0.10 million (September 30, 2007 - $0.44 million) relating to allowances for losses on future year purchase commitments, which is included in cost of sales.  Prior to the impact of the valuation allowance in the nine months ended September 30, 2008 and the nine months ended September 30, 2007, cost of sales as a percentage of phytosterol revenues was 81% compared to 79% respectively.

Fluctuations in cost of sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments (as further described below).

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs.

General and administrative expenditures (“G&A”) totaled $1.13 million for the three months ended September 30, 2008 versus $1.12 million for the three months ended September 30, 2007.  G&A expenses for the nine months ended September 30, 2008 totaled $4.08 million compared with $3.76 million for the same period in 2007. The increase is primarily attributable to an increase in professional fees incurred to secure the non-dilutive financing and an increase in professional fees and filing fees associated with the Nasdaq hearing offset by a reduction in travel expenses.  Allocation of stock based compensation to G&A was $0.07 million in the three months ended September 30, 2008 (September 30, 2007 – insignificant amount) Allocation of stock based compensation to G&A was $0.08 million in the nine months ended September 30, 2008 (September 30, 2007 - $0.41 million).

Related party transactions included in G&A professional services for the three and nine month periods ended September 30, 2008 were payments for legal services of $27 thousand and $81 thousand respectively (three and nine month periods ended September 30, 2007 - $54 thousand and $162 thousand respectively) made to Cawkell Brodie Glaister, LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Nutraceutical research, development and support expenses for the three months ended September 30, 2008 totaled $0.24 million compared with $0.42 million for the same period in 2007.  Nutraceutical research, development and support expenses for the nine months ended September 30, 2008 totaled $1.05 million compared with $1.47 million for the same period in 2007. Nutraceutical research, development and support expenditures prior to the allocation of stock based compensation decreased primarily due to reduced patent costs and clinical work relating to functional foods offset by severance costs.  Patent application, filing and defence costs are expensed as incurred and included in Nutraceutical research, development and support research and development costs.

Marketing, sales & product development (“Marketing”) totaled $0.28 million for the three months ended September 30, 2008 compared with $0.35 million in the same period last year.  Marketing expenses for the nine months ended September 30, 2008 totaled $1.22 million compared with $1.24 million for the nine months ended September 30, 2007. The decrease is primarily attributable to a reduction in promotional material, product samples and travel costs offset by severance costs

Allocation of stock based compensation to Marketing was $0.02 million in the quarter ended September 30, 2008 (September 30, 2007 - insignificant).  Allocation of stock based compensation to Marketing was $0.03 million in the nine months ended September 30, 2008 (September 30, 2007 - $0.19 million).

Foreign exchange loss totaled $0.03 million for the three months ended September 30, 2008 compared with $0.50 million loss in the same period last year.  Of the Foreign exchange losses for the three months ended September 30, 2008, $0.01 million (2007- $0.49 million) is attributable to unrealized foreign exchange loss and $0.02 million foreign exchange loss (2007- $0.01 million) relates to realized foreign exchange.

The foreign exchange gain for the nine months ended September 30, 2008 totaled $0.23 million compared with a foreign exchange loss of $1.46 million for the nine months ended September 30, 2007.  Of the Foreign exchange gain for the nine months ended September 30, 2008, $0.29 million (2007- $1.20 million foreign exchange loss) is attributable to unrealized foreign exchange and $0.06 million relates to realized exchange losses (2007- $0.26 million).

The unrealized Foreign exchange losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock-based compensation expense totaled $0.10 million for the third quarter of 2008 compared with $0.01 million in the same period last year.  Of the $0.10 million of stock-based compensation expense, $0.10 million relates to employee and an insignificant amount to non-employee option grants, compared to $0.01 million relating to employee and an insignificant amount to non-employee option grants in the third quarter 2007.

For the three and nine month periods ended September 30, 2008 and 2007 this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation (summary)	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Nutraceutical research, development and support	$13	$5	$27	$345
General and administrative	69	6	83	411
Marketing, sales and product development	21	3	28	186
	$103	$14	$138	$942

DISCONTINUED OPERATIONS

In May 2008, we announced our decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations. Accordingly, all expenses relating to the pharmaceutical research and development programs have been classified as discontinued operations for 2008 and 2007.

In August 2008, we completed the sale of our pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition).  Terms of the sale included an upfront payment of $1.06 million (US $1.00 million) in cash paid at closing to us, along with potential future payments of up to US $6 million, in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones as outlined in the agreement.

The proceeds from sale included $0.96 million (US $0.91 million) for intellectual property less payments to former shareholders of TheraPei Pharmaceuticals Inc. (TPP), of $0.19 million (US $0.18 million) which comprised of 168,322 Forbes’ common shares valued at $0.15 million (US $0.15 million) and cash of $0.04 million (US $0.04 million) for a gain of $0.77 million (US $0.73 million).  Under the terms of the agreement with the former TPP shareholders, the value of the 168,322 common shares issued was determined based on the average of the NASDAQ stock exchange high and low trading price of Forbes common shares on the closing date.  Also, the proceeds of sale included $0.10 million (US $0.09 million) for capital assets, which resulted in an insignificant loss.  Under the terms of the agreement with the former TPP shareholders, 20% of future payments received, as noted above, will be paid to the former TPP shareholders on a basis of 80% Forbes’ shares and 20% cash.

The following tables reflect our loss from discontinued operations relating to our pharmaceutical research and development programs for the three and nine-month periods ended September 30, 2008 and 2007.

Loss from discontinued operations	3 month period		3 month period	9 month period		9 month period
(‘000’s Cdn$)	ended		ended	ended		ended
(unaudited)	Sept. 30, 2008		Sept. 30, 2007	Sept. 30, 2008		Sept. 30, 2007

Expenses
Pharmaceutical research & development	$3		$374	$1,032		$1,369
Pharmaceutical administrative	(20)		(33)	182		(10)
Depreciation and amortization	―		5	11		13

(Income) / loss from discontinued operations	$(17)		$346	$1,225		$1,372

Gain on disposal of discontinued operations	$768	$	―	$768	$	―

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield has a € 300,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield.  No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 4.25%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at September 30, 2008, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

The company does not have any loan commitments, capital leases or guarantees.

LIQUIDITY AND CAPITAL RESOURCES:

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

As at September 30, 2008, our net cash and cash equivalents were $2.66 million compared with $5.23 million as at December 31, 2007.  Our working capital at September 30, 2008 was $5.32 million compared with $9.67 million at December 31, 2007.  The decrease in cash and working capital in the nine months ended September 30, 2008 was mainly attributable to funding the loss from operations, offset by the proceeds of the non-dilutive financing and proceeds from sale of the discontinued operations.

During the three months ended September 30, 2008, we used $1.12 million of cash for continuing operations compared with $2.46 million of cash used in the three months ended September 30, 2007.  Net cash used in operations for each of the third quarter of 2008 and the third quarter of 2007 was primarily a result of the net loss for the period adjusted for non-cash expenses.

During the nine months ended September 30, 2008, we used $6.54 million of cash for operations, primarily due to the operating loss and decreases in non-cash operating liabilities primarily accounts payable and accrued liabilities offset by the gain on disposal of discontinued operations, compared with $9.36 million used for operations during the nine months ended September 30, 2007, primarily resulting from the net loss adjusted for non-cash expenses and decreases in non cash operating liabilities, primarily accounts payable and accrued liabilities.

Investing activities in the three months ended September 30, 2008 contributed $1.02 million compared with $0.04 million used in three months ended September 30, 2007. Investing activities for the nine months ended September 30, 2008 contributed $1.01 million compared with $0.09 million used in nine months ended September 30, 2008.  The increase in cash attributable to the investing activities is attributable to net proceeds on disposal of the discontinued operations.

Financing activities for the nine months ended September 30, 2008 contributed $2.96 million, proceeds from the Convertible debenture, compared with $0.01 million for the nine months ended September 30, 2007.

We continue to be of the view that our capital resources will be sufficient to finance operations into the fourth quarter of 2009.   This view is based on a number of factors and assumptions, some of which have been updated, and include the assumption that our expenditures will not exceed those currently planned, that we will receive the $800,000 Additional Funding as anticipated, and that our revenues for the balance of 2008 and 2009 will meet or exceed our revised expectations.  These expectations include an increase in 2009 revenues based on our expectation that the higher value product we are developing will be accepted by certain accounts and will be purchased in lieu of the phytosterol product we currently supply.

We have no external sources of liquidity such as lines of credit (excluding the line of credit in the Forbes-Fayrefield joint venture, which is restricted to use by that entity).  At the present time we consider that it will be necessary to conclude one or more debt or equity financings in the near term in order to be able to continue with our existing business plan.  The current market for both debt and equity financings for companies such as ours is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms, or at all.  Any equity financing at current market prices is anticipated to cause substantial dilution to our existing shareholders.

We are also pursuing potential merger and acquisition or “M&A” transactions, and continue to seek additional funding from other sources, including leveraging our assets through technology licensing, co-development collaborations, and other strategic alliances. There can be no assurance, however, that any M&A transaction or alternative sources of funding will be available.  Failure to obtain an M&A transaction, a debt or equity financing, or appropriate sources of other funding on a timely basis would have a material adverse effect on our business and our ability to continue.

Our ability to continue as a going concern assumes the realization of assets and liquidation of liabilities in the normal course of business, and is dependant on our ability to achieve the assumptions stated above respecting sufficiency of our capital resources.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and approximate fair value due to their short terms to maturity.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest. The carrying value of the Convertible debenture is equal to its fair value being the present value of future payments discounted at a 15 % rate of interest.

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share	2008			2007				2006
amounts)
(unaudited)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$2.0	$2.7	$2.1	$2.7	$2.4	$2.2	$2.1	$2.7
Loss from continuing operations	(1.4)	(2.3)	(1.1)	(2.2)	(2.8)	(3.3)	(1.6)	(2.5)
Loss from discontinued
operations	0.0	(0.7)	(0.6)	(0.3)	(0.4)	(0.3)	(0.8)	(2.5)
Gain from disposal of
discontinued operations	0.8	―	―	―	―	―	―	0.4

Net loss for period	$(0.6)	$(3.0)	$(1.7)	$(2.5)	$(3.2)	$(3.6)	$(2.4)	$(4.6)

Loss per share from continuing
operations
Basic and diluted	$(0.29)	$(0.49)	$(0.23)	$(0.48)	$(0.58)	$(0.65)	$(0.33)	$(0.52)
Income / (loss) per share from
discontinued operations
Basic and diluted	0.00	(0.14)	(0.12)	(0.08)	(0.07)	(0.06)	(0.16)	(0.52)
Gain per share from disposal of
discontinued operations
Basic and diluted	0.16	―	―	―	―	―	―	0.08
Net loss per share
Basic and diluted	$(0.13)	$(0.63)	$(0.35)	$(0.56)	$(0.65)	$(0.71)	$(0.49)	$(0.96)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™ and also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. We expect that revenues will continue to fluctuate from quarter to quarter, depending on customer needs.

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

In Q2/2008 we incurred $ 0.50 million of costs, primarily severance pay, associated with our corporate restructuring announced in May, 2008. In addition, we incurred $0.47 million of costs associated with securing our Non–dilutive financing which closed in May, 2008.

Included in the loss from continuing operations are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows, Q4/2006- $0.16 million, Q1/2007 - $0.11 million, Q2/2007 - $0.82 million, Q3/2007 - $0.01 million, Q4/2007 - $0.02 million, Q1/2008 - $0.03 million, Q2/2008 - $0.01 million and Q3/2008 - $0.10 million.  The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Also included in our operating results are write-downs and reversals of write-downs attributable the net realizable value of inventory as follows:  Q4/2006 $0.35 million write-down, Q1/2007 $0.14 million write-down, Q2/2007 $0.33 million write-down, Q3/2007 $0.49 million write-down, Q4/2007 $0.86 million reversal of write-down, Q1/2008 $0.19 million write-down, Q2/2008 $0.16 million reversal of write-down, and Q3/2008 0.14 million write-down.  Also included in the operating results are provisions and reversals of provisions for losses attributable to future inventory purchase commitments as follows: Q3/2007 $0.44 million provision, Q4/2007 $0.05 million reversal of provision, Q1/2008 $0.27 million reversal of provision, Q2/2008 $0.12 million increase of provision, Q3/2008 $.04 million increase of provision.

In Q4/2007 we recognized an impairment charge for goodwill, intellectual property and capital assets of $0.76 million and a reversal of a tax liability provision of $0.50 million.

In addition, there were foreign exchange gains and losses as follows:  Q3/2006 $0.02 million gain, Q4/2006 $0.71 million gain, Q1/2007 $0.10 million loss, Q2/2007 $0.86 million loss, Q3/2007- $0.50 million loss, Q4/2007- $0.03 million gain, Q1/2008- $0.32 million gain, Q2/2008 - $0.06 million loss, and Q3/2008 - $0.03 million loss.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our unaudited interim consolidated financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory valuation, property, capital assets, intangible assets, goodwill and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

The unaudited interim consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited annual consolidated financial statements for the year ended December 31, 2007, except for the accounting policy changes effective on January 1, 2008 as follows.

Effective on January 1, 2008, we adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures (Section 1535), Section 3031, Inventories (Section 3031), Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 8 of the September 30, 2008 unaudited interim consolidated financial statements.

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. The measurement changes include the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  This accounting standard was applied retrospectively; however, there were no material impacts on prior period financial statements requiring restatement by adopting the new standard. The additional disclosure requirements are contained in note 4 of the September 30, 2008 unaudited interim consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. Disclosure requirements pertaining to Section 3862 are contained in note 9 of the September 30, 2008 unaudited interim consolidated financial statements.

Adoption of Section 3863 had no impact on the Company’s financial instrument related presentation disclosure.

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of our consolidated financial statements. Selection of policies requires Management’s subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2007 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.  Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. License fees are deferred and amortized over the life of the relevant agreements.

Inventories  Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off or reversed to cost of sales.

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, changes to provisions for obsolescence and valuation may be necessary. In the three months ended September 30, 2008, we recognized $0.14 million (September 30, 2007 - $0.49 million allowance) of inventory write-downs. In the nine months ended September 30, 2008, we recognized $0.17 million (September 30, 2007 - $0.96 million) of inventory write-downs.

In addition, in the three months ended September 30, 2008, we recognized $0.04 million (September 30, 2007 - $0.44 million) in cost of sales as a result of a change in provision related to future purchase commitments for inventory and in the nine months ended September 30, 2008, $0.10 million (September 30, 2007 - $0.44 million recognized) was reversed from cost of sales as a result of a change in provision related to future purchase commitments for inventory

Accrued liabilities  We engage a number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, we request and verify the accruals with statements from known, significant vendors and reconcile invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates of costs incurred to the end of the reporting period.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to two years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of our common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option’s exercise price and expected annual dividend rate at the time of grant. We have not paid dividends in the past, nor have any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of November 13, 2008 was 4,969,813 and has not changed from September 30, 2008.

On June 29, 2007, our new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”), was implemented.  The New Plan was initially approved by our Board of Directors on April 12, 2007 and was also approved by shareholders at our Annual General and Special Meeting held May 17, 2007.  The New Plan replaces our Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan.  The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate.  Under the New Plan, the number of common shares which may be made subject to option at any time is up to 10% of the Company’s outstanding shares at such time.  Concurrently with the implementation of the New Plan, a number of options under the Old Plan with exercise prices of more than $8.00 were replaced with a lesser number of options under the New Plan, such new options each having an exercise price of $8.00 and an expiry date of March 31, 2012.  Options under the Old Plan having exercise prices of $8.00 or less remain in effect under the New Plan unamended.

The number of options outstanding under our New Plan as of November 13, 2008 was 427,215 and has not changed from September 30, 2008.  These options entitle the holders to purchase a total of 427,215 common shares at varying prices and have varying expiry dates.

In addition, at November 13, 2008, we had 259,083 warrants outstanding of which entitled the holders to purchase up to 259,091 common shares at a price of US$16.48 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.

Also, we may be required to issue to the University of British Columbia (“UBC”) 3,125 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.

Since 1998, we have had a Shareholder Rights Plan in place pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.   On April 22, 2008 our Board of Directors amended and restated the Plan in order to take into account the terms of similar plans approved by shareholders of other Canadian public companies and the expectations of major investors. Shareholders approved the amended and restated Plan at the May 17, 2008 Annual General & Special Meeting.

Finally, we may be required to issue additional common shares pursuant to our acquisition in 2006 of Forbes Medi-Tech (Research) Inc. (formerly TheraPei Pharmaceuticals, Inc.) and our subsequent disposal of the TheraPei technology in August 2008.  Future consideration payable by us will be calculated at 20% of any future amounts received from Transition Therapeutics Inc., pursuant to the sales agreement (see “Discontinued Operations” above).  All consideration will be paid as to a minimum of 80% in our common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. We may elect to pay cash in lieu of the issuance of shares in certain circumstances.

FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws.  All such statements and information are made and given pursuant to the “safe harbor” provisions of applicable securities legislation.   Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding beliefs, plans, objectives and expectations with respect to future sales, revenue, financings, mergers and acquisitions, operations, partnerships, products, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; and other statements regarding future performance.  Forward-looking statements and information can be identified by the use of forward-looking terminology, such as “strategy”, “vision”, “beliefs”, “to develop”, “target”,  “pursue”, “continuing”, “focus”, “potential”, “will be”, “forecast”, “2008”, “2009”,  “opportunities”, “forward”, “believe”, “anticipated”, “objective”, “seeking”, “expected”, “expects”, “expectation”, “planned”, “revenue outlook”, “next”,  “projected” and similar expressions or variations thereon, by reference to future dates or events, or by referencing that events or conditions “will,” “may,” “could” or “should” occur. Forward-looking statements and information include financial outlooks, including management’s outlook regarding the sufficiency of our capital resources (see “Liquidity and Capital Resources” above). These financial outlooks are provided for information purposes only, to assist in explaining management’s view of our financial condition and future prospects, and are not to be relied upon for any other purpose.  Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information, except as required by law.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements and information. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds / Going Concern  We will need to obtain additional financing.  As stated above, we believe our capital resources are adequate to fund operations into the fourth quarter of fiscal 2009, based on the assumptions and factors set out above. See “Liquidity and Capital Resources.”  There can be no assurance that such assumptions and factors will be realized or met, and in particular, we may not be able to achieve our revised 2008 and 2009 revenue expectations; the risk that certain accounts will not change over to the higher value product being developed by the Company;   we may not receive the $800,000 Additional Funding in the time frame forecasted, at all or may receive substantially less than such amount;  and we may not be able to control our expenses and may need to incur unanticipated expenses, and such unanticipated expenses could be material. In order to continue operations through and beyond the fourth quarter of 2009, and to minimize risks to our operations in the meantime should any of our assumptions fail to be realized, we will need to obtain additional financing.  The current market for both debt and equity financings for companies such as ours is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms, or at all. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.    We are also pursuing potential merger and acquisition or “M&A” transactions, and continue to seek additional funding from other sources, including leveraging our assets through technology licensing, co-development collaborations, and other strategic alliances. There can be no assurance, however, that any M&A transaction or alternative sources of funding will be available.  Failure to obtain an M&A transaction, a debt or equity financing, or appropriate sources of other funding on a timely basis would have a material adverse effect on our business and our ability to continue.

Our ability to continue as a going concern assumes the realization of assets and liquidation of liabilities in the normal course of business, and is dependant on our ability to achieve the assumptions stated above under “Liquidity and Capital Resources” respecting sufficiency of our capital resources.

•

Need for Growth and /or Merger & Acquisition Opportunities  We intend to expand our sales of Reducol™ and other value-added products, however, there is no assurance that our resources will be able to adequately respond to support such growth.   We also intend to build a strong nutraceutical base through merger and acquisition opportunities, which may not materialize.  Failure to adequately grow our sales, merge with or acquire another nutraceutical-based business or acquire other commercially successful products would have a material adverse effect on the sustainability of our operations and our ability to continue.

•

The Company has a History of Losses   For the nine months ended September 30, 2008 we reported a net loss of $5.33 million. The Company has not, since inception, reported year-end profitable earnings.  We anticipate that we will continue to incur significant losses during fiscal 2008 and 2009 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our existing or potential customers’ recently launched products or products currently under development will be commercially successful, which if not, would have an adverse effect on our business.

•

Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2008 and 2009 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.   There can be no assurance that any sales forecasts will be realized or filled, which would negatively affect our revenues and such negative effect could be material.

•

Acquisition or Development, and Commercialization of Additional Nutraceutical Products  To achieve sustained, profitable operations, we must acquire or successfully develop, obtain regulatory approvals for, and profitably manufacture and market nutraceutical products in addition to Reducol™ and our other phytosterol products. There can be no assurance that we will successfully acquire or develop other products.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the emerging nutraceutical industry which is highly speculative in nature.  Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

▪

inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell our products

▪

costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

▪

unacceptability of the products in the market place

▪

inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products or  commercialization obstacles imposed by patents held by third parties

▪

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed or acquired by us

▪

the risk of obsolescence of our technology

▪

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

•

Competition  We have a number of competitors, some of whom are better able to commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses.  In the nutraceutical area, we face competition from a number of parties, including Cognis, Raisio and Unilever. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Risks Related to Strategic Relationships and Supply Sources  We are dependent upon strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers. The breakdown of these relationships may have a negative effect our future revenues and business, and such negative effect could be material.

•

Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as uncertainty of the future demand for our products, uncertainty whether we will be able to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of our products as set out above.  There can be no assurance that our revised 2008 and 2009 revenue expectations will be achieved, or that we will realize any particular level of revenue in 2008 or 2009. There can be no assurance that any of our customer forecasts will be met, or that any accounts will change over to the higher value product being developed by us, either of which would negatively impact our revenue, and such impact could be material.    See “Need for Additional Funds” above.

•

Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.  See also Note 9 to our unaudited financial statements for the three month period ended September 30, 2008.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

•

Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•

Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States and to import our products into a number of countries. Changes in government, economic and political policies may adversely affect our business and operating results.

•

Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations.  There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, which may exceed our resources.

•

Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

•

Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. Our common share price has been, and is likely to continue to be, volatile.

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Stock Exchange Minimum Listing Requirements  Our Common Shares are currently listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market.  We have had extensive periods where we have failed to meet Nasdaq’s minimum bid price listing requirement and have needed, and been granted, additional time beyond Nasdaq’s regular time limits to regain compliance with such requirement.  We currently do not meet the minimum bid price requirement and have until June 22, 2009 to regain compliance.  There can be no assurance that we will continue to meet all minimum listing requirements of either the Nasdaq Capital Market or the Toronto Stock Exchange or that if we do not, that we will be afforded additional time within which to do so.   We may become subject to a TSX  remedial review respecting the market value of our common shares, which is currently under $3 million.  De-listing of our shares from any securities exchange could have a negative effect on the liquidity of our shares, a negative effect on our ability to raise further financing, and potentially a negative effect on the ability of certain shareholders to trade in our shares.

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Anti-Takeover Provisions  We have adopted a Shareholder Rights Plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

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Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and our failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

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Risks Related to Legal Proceedings  Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

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Directors’ and Officers’ Indemnity  We have entered into agreements pursuant to which we will indemnify our directors and officers in the event that certain claims are made against them.  If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

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Adherence to Time Frames  We set goals and make public statements regarding our expected timing of meeting our objectives, such as the identification of lead compounds. The actual timing of these forward looking events can vary dramatically due to a number of factors, including other risk factors identified herein.  There can be no assurance that our objectives will be met within the time lines we expect or at all.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation, other than as required by law, to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

Additional information relating to the Company, including its Annual Information Form on Form 20-F, can be found on  SEDAR at www.sedar.com.

November 13, 2008